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                                                              Exhibit 99.(a)(8)

                                                    Contact: Roy Winnick
                                                             Kekst and Company
                                                             212-593-2655


         HEDSTROM CORPORATION, LEADING U.S. MAKER OF CHILDREN'S OUTDOOR
              PLAY EQUIPMENT, TO ACQUIRE ERO, INC. IN TRANSACTION
                      VALUED AT APPROXIMATELY $203 MILLION


DALLAS and PITTSBURGH, April 11, 1997 -- Hicks, Muse, Tate & Furst Incorporated today announced that Hedstrom Corporation, of Pittsburgh, the nation's leading manufacturer of children's outdoor play equipment and play balls, has agreed to acquire ERO, Inc. (Nasdaq: EROI), of Mount Prospect, Illinois, a major manufacturer of children's leisure and activity products, in a transaction valued at approximately $203 million. Hicks Muse acquired Hedstrom in October 1995. The parties expect to complete the transaction within sixty days.

Under the terms of the definitive agreement between Hedstrom and ERO, Hedstrom will pay $11.25 per share in cash, or approximately $123 million, for the equity of ERO and refinance ERO's existing debt of approximately $80 million. ERO's Board of Directors has unanimously approved the transaction and recommended approval of the transaction by ERO's shareholders. ERO's largest shareholder, the private equity investment firm of Golder, Thoma, Cressey, Rauner, Inc. (GTCR), has supported ERO's acquisition strategy since it took the company private in 1988. GTCR, which currently owns about 38 percent of ERO's common stock outstanding, has agreed to tender its shares in favor of the proposed transaction.

Alan B. Menkes, a Managing Director of Hicks Muse and a Director of Hedstrom, said: "When we acquired Hedstrom in October 1995, we believed that it would be an excellent platform from which to make further acquisitions in the children's indoor and outdoor play equipment businesses. The combination of these two fine companies,




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Hedstrom and ERO, is the first major step in that process, and is consistent with our firm's buy-and-build philosophy."

Arnold E. Ditrl, Chief Executive Officer of Hedstrom, said: "We are delighted to be teaming up with ERO, Inc., whose products and distribution channels are complementary to Hedstrom's. The combination of Hedstrom and ERO will create an enterprise well-positioned for long-term success as a leading manufacturer and marketer of play products for children."

D. Richard Ryan, Jr., Chairman, President and Chief Executive Officer of ERO, said: "We clearly think this transaction is in the best interest of ERO shareholders. The merger also represents a great opportunity for both companies to become a more important factor in children's leisure products."

Completion of the transaction is contingent upon the tender of a majority of ERO's outstanding shares, expiration of the applicable Hart-Scott Rodino waiting period, and other customary closing conditions.

ERO is a leading marketer of children's leisure products in multiple market segments through its four operating subsidiaries. ERO Industries sells licensed Slumber Shoppe and children's water sports products through sporting goods and toy channels. Amav Industries, a wholly-owned subsidiary of ERO, sells its arts, crafts and activity products in toy and craft departments. ERO's Impact subsidiary sells licensed and branded back-to-school products to stationary buyers. ERO's Priss Prints unit markets a range of children's room decor products through juvenile, paint and wallpaper and domestics departments. ERO's manufacturing facilities are located in Montreal, Canada and Hazlehurst, Georgia. On February 6, 1997, ERO reported that for its fiscal year ended

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December 31, 1996, the Company achieved net income of $7,758,000 on sales of
$157,913.000.

Founded in 1915, Hedstrom manufactures and distributes activity-oriented play products for children. The Company's major product lines include swing sets, wood gym kits and slides, play balls and ball pits, and ride-on products. Hedstrom's manufacturing facilities are located in Bedford, Pennsylvania, and Ashland, Ohio.

Since its formation in 1989, Hicks, Muse, Tate & Furst Incorporated has completed or currently has pending more than 70 transactions with a total capital value of approximately $19 billion. Headquartered in Dallas, the firm also has offices in New York, St. Louis and Mexico City.